Exhibit 99.1

September 6, 2017

Dear Shareholder,

You are cordially invited to attend, and notice is hereby given of, a Special General Meeting of Shareholders (the “Meeting”) of Compugen Ltd. (the “Company”) to be held at the Company’s offices at 26 Harokmim Street, Bldg D, Holon, Israel, on October 19, 2017 at 3:00 PM (Israel time) for the following purposes:

1.	To approve amendments to the Company’s Compensation Policy for Directors and Officers;
2.	To approve compensation terms for Mr. Paul Sekhri, the new Chairman of the Board of Directors; and
3.	To approve separation terms for Mr. Martin Gerstel, the retiring Chairman of the Board of Directors.

Only shareholders of record at the close of business day on September 11, 2017, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to notice of and to vote at the Meeting and at any postponements or adjournments thereof. All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States, at your earliest convenience so that it will be received by the Company no later than four (4) hours prior to the Meeting (i.e., 11:00 AM (Israel time) on October 19, 2017). Execution of your proxy will not deprive you of your right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it any time before it is exercised.

A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. ("TASE"), and intends to vote his or her shares either in person or by proxy, must deliver to the Company, no later than four (4) hours prior to the Meeting (i.e., 11:00 AM (Israel time) on October 19, 2017), an ownership certificate confirming his or her ownership of the Company's shares on the record date, which certificate must be approved by a recognized financial institution, i.e. that TASE member through which he or she hold their shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requested. Such a request must be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority, up to six (6) hours before the time fixed for the Meeting (i.e., 9:00 AM (Israel time) on October 19, 2017). You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Joint holders of shares should take note that, pursuant to Article 37(d) of the Articles of Association of the Company, the vote of the senior holder who tenders a vote, in person, by proxy, by proxy card or by electronic voting, will be accepted to the exclusion of any vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

By Order of the Board of Directors,
/s/ Mr. Martin S. Gerstel
Martin S. Gerstel
Chairman of the Board
Holon, Israel
September 6, 2017

PROXY STATEMENT

COMPUGEN LTD.

26 Harokmim Street, Bldg D

Holon, Israel

Special General Meeting of Shareholders

To be Held on October 19, 2017

This Proxy Statement is being furnished to the holders of ordinary shares, New Israeli Shekels (“NIS”) 0.01 nominal (par) value per share (“Ordinary Shares” or “Shares”), of Compugen Ltd. (“Compugen” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board” or “Board of Directors”) of proxies for use at this Special General Meeting of Shareholders of the Company or at any adjournment or postponement thereof (the “Meeting”).

The Meeting will be held on October 19, 2017, at 3:00 PM (Israel time), at the Company’s offices at 26 Harokmim Street, Bldg D, Holon, Israel, for the following purposes:

1.	To approve amendments to the Company’s Compensation Policy for Directors and Officers;

2.	To approve compensation terms for Mr. Paul Sekhri, the new Chairman of the Board of Directors; and

3.	To approve separation terms for Mr. Martin Gerstel, the retiring Chairman of the Board of Directors.

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares at the close of business on September 11, 2017, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

If specified by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. If a choice is not specified by a shareholder, the form of proxy will be voted "FOR" all proposals and in the discretion of the proxies with respect to all other matters which may properly come before the meeting and any and all adjournments thereof. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a quorum is present.  Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

A shareholder, whose shares are registered with a member of the TASE, may vote his or her shares either in person or by proxy delivered to the Company, no later than four (4) hours prior to the Meeting (i.e., 11:00 AM (Israel time) on October 19, 2017), together with an ownership certificate confirming his or her share ownership as of the record date, which certificate must be approved by a recognized financial institution, i.e. that TASE member through which he or she hold their shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requested. Such a request must be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six (6) hours before the time fixed for the Meeting (i.e. no later than 9:00 AM (Israel time) on October 19, 2017). Shareholders should receive instructions about electronic voting from the TASE member through which each shareholder holds his or her shares.

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date; (ii) electronically voting at a later date; or (iii) voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy or electronic voting will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company not less than four (4) hours prior to the time fixed for the Meeting, Shares represented by the proxy in the enclosed form will be voted in the manner described above.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares. In addition to solicitation by mail, certain of the Company’s officers, directors, employees, consultants and agents may solicit proxies by telephone, electronic mail or other personal contact, none of which will receive additional compensation for such solicitation.

Should changes be made to any item on the agenda for the Meeting after the publication of this Proxy Statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission (the "SEC") on Form 6-K and with the Israeli Securities Authority.

QUORUM

Two (2) or more shareholders, present in person, by proxy, by proxy card or by electronic voting, and holding together Ordinary Shares conferring in the aggregate twenty five percent (25%) or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within half an hour from the time appointed for the meeting a quorum is not present, the Meeting shall stand adjourned to October 26, 2017, at the same time and place. At such adjourned meeting, any two (2) shareholders present in person, by proxy, by proxy card or by electronic voting, shall constitute a quorum.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL
SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information as of August 15, 2017 regarding (i) persons or entities known to the Company to beneficially own more than 5% of the Company’s outstanding Ordinary Shares; (ii) each “office holder”1, as such term is defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”) of the Company (the “Office Holders”) known to the Company to beneficially own more than 1% of the Company’s outstanding Ordinary Shares; and (iii) all Office Holders as a group.

The information contained in the table below has been obtained from the Company's records or from information furnished by an individual or entity to the Company or disclosed in public filings with the SEC. Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Shares.

Total “Number of Ordinary Shares Beneficially Owned” in the table below include Shares that may be acquired by an individual or group upon the exercise of options that are either currently exercisable or will become exercisable within 60 days of August 15, 2017. The Shares that may be issued under these options are deemed to be outstanding for the purpose of computing the percentage of ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other individual or group shown in the table.

The numbers set forth in the following table and accompanying footnotes do not include purchases in the open market of Shares made by Dr. Anat Cohen-Dayag, our CEO, Mr. Ari Krashin, our CFO and COO and Dr. Zurit Levine, our VP Research and Discovery, in the amounts of 10,000, 7,500 and 6,500 shares, respectively, which were made after August 15, 2017.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

1 The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, an executive vice president, a vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title and any manager who is directly subordinated to the chief executive officer. In addition to the seven members of our Board, the Company defines an additional eight individuals to be Office Holders.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Beneficially Owned(1)
Raging Capital Management, LLC(2)	3,132,131	6.12%
Martin Gerstel (3)	2,676,267	5.15%
Anat Cohen-Dayag (4)	992,827	1.90%
All Office Holders, including directors, as a group, (consists of 16 persons) (5)	5,354,959	9.81%

(1) Based upon 51,144,034 Ordinary Shares issued and outstanding as of August 15, 2017.

(2) Based upon information provided by the shareholder in its Schedule 13G filed with the SEC on February 14, 2017.  In such filing, Raging Capital Management LLC (Raging Capital) and William C. Martin are indicated as having shared voting and dispositive power with respect to the ordinary shares reported in the Schedule 13G and, as a result, may be deemed to have beneficial ownership of such shares. However, each of Raging Capital and Mr. Martin specifically disclaim beneficial ownership in the shares reported in the Schedule 13G. The address of the principal business office of Raging Capital is Ten Princeton Ave., P.O.B. 228, Rocky Hill, New Jersey 08553.

(3) Includes (i) 119,240 shares held by Mr. Gerstel, (ii) 500,000 shares held by Shomar Corporation, an affiliate of Mr. Gerstel, (iii) 619,033 shares held by Merrill Lynch IRA for Martin S. Gerstel, of which Mr. Gerstel is the beneficiary, and (iv) 615,495 shares held in a trust for which Mr. Gerstel is trustee and a member his immediate family is the beneficiary. Also includes 822,499 shares subject to options that are currently exercisable or that become exercisable within 60 days after August 15, 2017 with a weighted average exercise price of $2.52 per share and which expire between January 2019 and July 2026.

(4) Consists of 992,827 shares subject to options that are exercisable within 60 days after August 15, 2017 with a weighted average exercise price of $4.20 per share, and which expire between October 2017 and August 2026.

(5) See Notes 3 and 4 above. Also includes (i) a total of 1,604,201 shares subject to options that are beneficially owned by directors and executive officers that are exercisable within 60 days after August 15, 2017 with a weighted average exercise price of $5.10 per share and which expire between October 2017 and August 2026 and (ii) a total of 81,664 ordinary shares held by directors.

ITEM NO. 1

AMENDMENTS TO THE COMPANY'S COMPENSATION POLICY FOR DIRECTORS AND OFFICERS

Background

As required under the Companies Law, the Company maintains a compensation policy which provides a framework for terms of office and employment of our Office Holders, including compensation, equity awards, severance and other benefits, the grant of an exemption from liability, insurance, and an undertaking to indemnify or indemnification.  The adoption of Compugen’s  current Compensation Policy was originally approved by our Shareholders on September 17, 2013, and amendments thereto were subsequently approved in July 2015 (the "Compensation Policy").

Furthermore, the Companies Law requires that the Compensation Policy be reviewed from time to time by the Compensation Committee and the Board, in order to consider its adequacy, and must be reapproved by the Compensation Committee, Board and shareholders of the Company at least every three years. Further to such annual review of the Compensation Policy, our Audit Committee (sitting as Compensation Committee) and our Board have determined that certain provisions of the Compensation Policy should be updated, revised or clarified.

As part of their review, our Audit Committee (sitting as Compensation Committee) and the Board considered, among others, the Company's further experience gained in implementing the Compensation Policy, comparable compensation information of other peer companies, as well as relevant changes that have been made to the Companies Law since the Compensation Policy was amended in 2015. Accordingly, the members of the Audit Committee (sitting as Compensation Committee) and Board believe that the proposed amendments to the Compensation Policy, as set forth below, are appropriate and suitable to the current needs of the Company, and reflect the desired compensation structure for its Office Holders, setting the right balance between proper incentives to Office Holders and the Company's aim to recruit, retain and promote high quality and experienced personnel from different locations around the world.

The Company draws upon a pool of talent that is highly sought after by large and established global pharmaceutical and biotechnology companies as well as by other development-stage life science companies which operate both within and outside of the Company’s geographic areas, most notably in the United States. The Company believes that it therefore must offer compensation terms, both to its executives and to its directors that are competitive with the compensation standards that exist in the companies with whom it competes for such talents.

General

The proposed amendments to the Compensation Policy are marked in a revised version of the Compensation Policy attached to this Proxy Statement as Exhibit A (the "Amended Policy"). The main proposed amendments are as follows (terms and definitions used hereunder are in accordance with the terms and definitions used in the Compensation Policy):

1.      Section 3.2 and Section 3.3.2 – In order to provide the Company with more flexibility that will allow it to better tailor incentive packages to specific circumstances, as well as the ability to reduce, when appropriate, cash expenses, it is proposed to give our Audit Committee (sitting as Compensation Committee) and the Board the discretion to decide that special bonuses, currently allowed to be granted to an Officer in connection with certain events, including with respect to recruitment and promotion, may be granted not only in cash but also in equity, or as a combination of cash and equity.

2.      Section 3.3.1 – certain clarifications were added in order to confirm the Board's authority to reduce or cancel any part of a payment that is related to the variable compensation set during a certain year for any officer or for all officers. In addition, language was added with respect to the Board's authority to make adjustments to targets of the Company Objectives and/or the Individual Objectives, when applicable, following acquisitions, mergers, the execution of a material collaboration or advanced partnered program or following a significant change in the Company's business environment.

3.      Section 3.5 – Following an amendment to the Companies Law allowing chief executive officers to make non-material changes to the existing terms of employment of office holders subordinate to them, without the need to seek the approval of the compensation committee, it is proposed that the Amended Policy shall include a section to this effect, it being clarified, that non material changes that will fall into this exception (i.e. will be able to be approved solely by our CEO) shall only relate to the benefits and perquisites of such Office Holders reporting to our CEO, and not to their base salaries or variable components, and shall not exceed an amount equal to two monthly base salaries of the applicable Office Holder.

4.      Section 3.6 – It is proposed to give our Compensation Committee and Board the discretion to decide that in the event that an Office Holder ends his or her term of service as an Office Holder with the Company, and the Company would like to continue engagement with such Officer Holder under a different capacity, such as consultant, then it will be allowed to do so, provided that the terms of such engagement shall be approved in accordance with the terms of the Amended Policy and any applicable law.

5.      Section 4 - Directors Compensation - The Company believes that compensation for directors should be structured so as to allow the Company to attract and retain world-class experts, who may be located either within or outside the Company’s geographic areas, to serve as its directors and assist the Company in becoming a global cutting-edge therapeutic company. In order to do so, Compugen believes it must be able to offer directors compensation packages which are attractive compared to those offered by companies with whom it competes for such directors;  As the Company's industry includes mostly U.S. based competitors it is important to target, among others, directors who are U.S. industry leaders. The Company has recently recruited two new U.S.-based board members with significant global business experience, particularly in the markets in which the Company operates, and in order to be able to continue to recruit directors with significant global business experience and industry expertise, the Company believes that it must have flexibility that will allow it to offer compensation terms that are competitive with the compensation standards that exist in foreign territories, particularly the in the U.S.

Therefore, it is proposed that in certain circumstances, when it is required in order to attract a foreign based candidate who is an industry expert with significant global business experience, or who can provide the Company with a significant added value that is material to the Company: (a) the cap on the annual fee for such non-executive directors will be up to three (3) times the maximum amount permitted from time to time with respect to the Company in accordance with regulations promulgated under the Companies Law governing the terms of remuneration for external directors (the “Remuneration Regulations”) - as opposed to two (2) times such maximum amount allowed under the Compensation Policy for all non-executive directors; and (b) the equity cap that shall apply to the initial grant for such non-executive directors will be the higher of: (i) the cap set under the Compensation Policy for the annual equity-based award  - 300% of the non-executive director's aggregate annual and per-meeting fees for the preceding twelve (12) months; or (ii) 60,000 options.

It is also proposed to address the possibility of paying directors an annual committee membership fee in an amount of up to $10,000 for each committee - which is the prevalent practice in the US relating to director compensation.

The proposed revised cap on annual fee that will apply in certain circumstances as detailed above, and the committee membership fee, are based, inter alia, on a survey prepared in 2017 by a leading global provider of consulting services relating to human capital and compensation ("Radford"), including benchmark information relating to peer companies in our industry that are based in the U.S. (the "Benchmark") and are also proposed after taking into consideration the total compensation for US based directors of the peer companies and the different components of their total compensation, when evaluating the flexibility that is required for those circumstances when the Company would like to attract a foreign based candidate who can provide it with a significant added value. The Benchmark indicated that our current caps relating to compensation terms for our directors do not provide the Company with enough flexibility to compete with the total compensation shown by the Benchmark with respect to directors' compensation provided by our U.S. based competitors (and generally in comparison to U.S. based companies). Accordingly, in order to be able to attract and retain qualified and experienced directors in our industry, including those residing outside of Israel, who can contribute to the growth and success of the Company, and in order to align ourselves with practices used in comparable global companies, the Audit Committee (sitting as Compensation Committee) and the Board deem it in the best interests of the Company and its shareholders to increase the cap on the annual fee in those certain special circumstances detailed above, and to also allow the use of a committee membership fee with respect to our non-executive directors.

6.      Section 4 - Chairman of the Board - As our retiring chairman served as an executive no special terms were required under the Compensation Policy for a non-executive chairman. In light of the appointment of Mr. Paul Sekhri as our new non-executive chairman of the Board, we propose to add to the Compensation Policy specific caps and payment mechanisms that shall apply to and are appropriate for the compensation of a non-executive chairman, acknowledging that such position requires both significant experience and leadership skills, as well as the investment of additional time and effort  beyond that invested by other non-executive directors of the Company.

As with the proposed caps for compensation to non-executive directors in special circumstances described in paragraph 5 above, the amendments relating to the compensation for a non-executive chairman are proposed in order to allow the Company to have the required flexibility that will allow it to compete for the most suitable candidate for the position of chairman, and, as a global company, to be able to attract a chairman who will bring significant global experience and added value, helping us to realize the Company’s potential. As further described under Item No. 2 below ("Compensation Terms for Mr. Paul Sekhri, the New Chairman of the Board of Directors"), the caps on the compensation set for the chairman of the board were determined after taking into consideration the applicable comparable information included in the Benchmark and in an additional survey provided by another leading global provider of consulting services relating to human capital and compensation ("Mercer") and the Company has linked the cap on the annual fee for the chairman to such cap provided with respect to the other non-executive directors of the Company, depending on the specific circumstances described above.

7.      Section 5 – It is proposed to increase the cap set under the Compensation Policy with respect to the premium paid under our directors and officers ("D&O") liability insurance policies, from $250,000 to $350,000, per year, in order to ensure adequate coverage to the extent permitted by law; The proposed increase of the annual premium cap is intended to align such cap to the current trends in the D&O insurance market, which include higher amounts of coverage and premium paid with respect to such insurances, due to a significant increase in the number of class-action claims, associated with higher settlement amounts and related legal expenses; a trend which is particularly applicable to Israeli life science companies that are listed on Nasdaq. Furthermore, it is proposed to clarify that the Compensation Committee is authorized to make future adjustments to the coverage and/or premium amounts, by up to 20% per year - beyond the caps set in the Amended Policy. The Compensation Committee and Board deem these amendments required in order to enable the Company to provide its Office Holders with adequate D&O insurance policies, which include coverage and premium ranges that are in line with the current market practice for comparable companies.

Based on the foregoing, the Audit Committee (sitting as Compensation Committee) and the Board resolved to approve, and to recommend that shareholders approve, the Amended Policy.

As stipulated under the Companies Law, any amendment to the Compensation Policy requires shareholders' approval, obtained with the requirement of a Special Majority (as defined below).

If the Amended Policy is approved by our shareholders, then the date of such amendment shall be deemed to be the date of the adoption of the Amended Policy in its entirety, so that the Amended Policy shall be in full force and effect for a period of three years thereafter.

If the Amended Policy is not approved by our shareholders, then the Compensation Policy shall continue to be in full force and effect for the duration of the three-year period that commenced on July 29, 2015, the date it was last approved by our shareholders.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED:

"To adopt the Amended Policy substantially in the form attached as Exhibit A to the Company's Proxy Statement for this Special General Meeting of Shareholders".

Required Vote

The affirmative vote of holders of the majority of the Ordinary Shares represented and voting at the Meeting in person, by proxy or by proxy card, is required for the approval of the above resolution. In addition, the shareholders' approval must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the proposal, or the total Ordinary Shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding Ordinary Shares (the "Special Majority").

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and a person is deemed to have a personal interest if any member of the shareholder's immediate family or the shareholder's spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Compugen, which is affiliated with you, has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our Shares, or to a matter that is not related to a relationship with a controlling shareholder.

Please note that since it is highly unlikely that any of our public shareholders is a controlling shareholder or has personal interest in this proposal and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you are not a controlling shareholder and that you do not have personal interest in this proposal. If you are a controlling shareholder or if you do have personal interest in this proposal, please contact the Company's General Counsel, at +972-3-765-8585 or via email at  Donnag@cgen.com.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

ITEM NO. 2

COMPENSATION TERMS FOR MR. PAUL SEKHRI, THE NEW CHAIRMAN OF THE BOARD
OF DIRECTORS

Background

On February 15, 2017, the Company announced that Mr. Martin Gerstel requested the Board to initiate a process to identify and recruit an appropriate person with the required capabilities and experience to replace him as chairman of the board.

Following a comprehensive nomination process and the Company's nominating committee's recommendation, the Board decided, in accordance with its authority granted under the Company's Articles of Association, to appoint Mr. Paul Sekhri as a director and as the new Chairman of the Board, effective as of October 2, 2017 and until the date of the 2018 annual general meeting of shareholders. The following is a brief biography of Mr. Sekhri:

Paul Sekhri was appointed the President and CEO of Lycera Corp. in February 2015. Prior to joining Lycera, he served as Senior Vice President, Integrated Care for Sanofi from April 2014 through January 2015. Previously, he served as Group Executive Vice President, Global Business Development and Chief Strategy Officer for Teva Pharmaceutical Industries, Ltd. Prior to joining Teva he spent five years as Operating Partner and Head of the Biotechnology Operating Group at TPG Biotech, the life sciences venture capital arm of TPG Capital. From 2004 to 2009, Mr. Sekhri was Founder, President, and Chief Executive Officer of Cerimon Pharmaceuticals, Inc. Prior to founding Cerimon, Mr. Sekhri was President and Chief Business Officer of ARIAD Pharmaceuticals, Inc. Previously, Mr. Sekhri spent four years at Novartis, as Senior Vice President, and Head of Global Search and Evaluation, Business Development and Licensing for Novartis Pharma AG. Mr. Sekhri also developed the Disease Area Strategy for Novartis, identifying those specific therapeutic areas upon which the company would focus. His first role at Novartis was as Global Head, Early Commercial Development. Mr. Sekhri completed graduate work in Neuroscience at the University of Maryland School of Medicine, where he also received his BS in Zoology.

Mr. Sekhri is currently a member of the Board of Directors of Veeva Systems Inc., Chairman of the Board of Supervisory Directors of Pharming N.V. and Topas Therapeutics GmbH, and was recently nominated as Chairman of the Board of Petra Pharma. Additionally, he is on the Board of Directors of the TB Alliance, and, as an avid classical music enthusiast, is Vice Chairman of Young Concert Artists, Inc., and is on the Board of Trustees of Caramoor Center for Music and the Arts. Mr. Sekhri is also an active member of the Patrons Council of Carnegie Hall.

The Company specifically  targeted a U.S. based chairman of the Board who will be an independent non-executive chairman, with the intention of further strengthening its corporate governance standards. The Board believes that Mr. Sekhri, who is a well-known executive in the life sciences field with extensive business experience and a proven track record in leading life sciences companies, will enhance the Company's business opportunities and assist in realizing its commercial potential.

Approval Required for Directors’ Remuneration

Pursuant to Israeli law, any arrangement between the Company and a director of the Company as to such director’s terms of office and employment, as a director or in other capacities in which he or she is employed with the Company, must generally be consistent with the company's compensation policy and generally requires the approval of the compensation committee, the board of directors and the shareholders.

Compensation to the Company's Chairman of the Board of Directors

Despite the fact that Mr. Sekhri will serve as a non-executive Chairman of the Board (as opposed to Mr. Gerstel who served as an Active Chairman), the role of Chairman of the Board at our Company requires the devotion of a considerable amount of time and attention, beyond that invested by our other non-executive directors. Accordingly, the Company believes that our new Chairman of the Board should be compensated in a way that will take into account this additional investment of time and efforts, as well as other relevant parameters consistent and associated with the role and specific aspects related to Mr. Sekhri, including his U.S. residency and the Company’s location in Israel. In reaching their respective resolutions regarding the proposed compensation for Mr. Sekhri, the Audit Committee (sitting as Compensation Committee) and the Board considered, among others, relevant benchmark materials and comparative information provided by Radford and Mercer relating to compensation provided to U.S. based chairmen of the board, compensation of chairmen of the board of peer companies, as well as the compensation paid to our retiring Chairman, Mr. Gerstel. The Company also took into account the prevalence of full value awards provided by U.S. companies for the equity element of compensation paid to chairmen of the board, noting that the Company provides its directors with options bearing an exercise price equal to their market value.

Cash Fees

As an incentive for his activities and efforts as our Chairman, and based on the considerations detailed above, our Audit Committee (sitting as Compensation Committee) and Board have approved, in their separate resolutions each dated August 30, 2017, and are recommending that our shareholders approve, that the annual cash fee paid to our new Chairman shall be in the amount of $150,000. In accordance with the prevalent practice in the U.S. relating to director compensation, no per meeting fees will be paid in addition to such annual cash fee.

Although Mr. Sekhri's formal service as a director and Chairman will officially commence on October 2, 2017, Mr. Sekhri has already begun providing the Company with significant support and assistance with respect to its on-going business activities. Therefore, our Audit Committee (sitting as Compensation Committee) and Board have approved, and are recommending that our shareholder approve, that payment of the above annual cash fee shall commence as of August 2, 2017.

Grant of Options to Purchase Ordinary Shares

As remuneration for his contribution and efforts as Chairman of the Board of the Company, the Audit Committee (sitting as Compensation Committee) and Board have approved, in their separate resolutions each dated August 30, 2017, and are recommending that the shareholders approve, a one-time initial grant of options to purchase 500,000 Ordinary Shares. The total value of such proposed grant of options (i.e. assuming vesting of the entire grant), calculated based on the value on August 30, 2017, is approximately $625,000. For assumptions and key variables used in the calculation of the equity value see Note 2o to our 2016 consolidated financial statements forming part of our Annual Report on Form 20-F, which was filed with the SEC on February 16, 2017.

The above options will be granted and otherwise be subject to the terms and conditions applicable to options granted under the Company's 2010 Option Plan. Each option grant will vest over a four-year period as follows: twenty five percent (25%) will vest on the first day of the quarter one calendar year immediately following the quarter in which the options are granted; and an additional 6.25% will vest each quarter thereafter for the next 36 months. These options will have an exercise price of $2.85 equal to the closing price of the Company’s Ordinary Shares on NASDAQ on the last trading day prior to the approval of the grant by the Board (the "Grant Date"). These options will expire ten years after the Grant Date, unless they expire earlier in accordance with the terms of the Company's 2010 Option Plan or the terms of the option agreement to be entered into between the Company and Mr. Sekhri.

In their respective resolutions, our Audit Committee (sitting as Compensation Committee) and Board have taken into consideration the fact that such proposed grant of options to Mr. Sekhri is exceptional and is significantly higher than the usual annual grants provided by the Company to its Office Holders, and as such, have approved the same as a one-time exception that is made for an initial grant, which is not intended to be provided to Mr. Sekhri on a yearly basis. The purpose of such grant is to provide Mr. Sekhri with a significant equity interest in the Company at this initial stage of service as our Chairman, taking into consideration the fact that he does not have any previous equity in the Company . Such initial grant is also intended to provide a competitive compensation package in terms of total compensation, while putting a significant weight on the equity component, which is intended to serve both as a retention incentive to our Chairman and, as it is provided in options with an exercise price reflecting the market value of our Shares at the time of grant, as an assurance that such special one-time award is linked to the creation of long term shareholder value. This proposed initial equity award exceeds the applicable cap for annual equity grants under both the Amended Policy and the existing Compensation Policy (which is set at 300% of a non-executive director's total annual cash compensation). However, the Company believes that, for the reasons presented and explained above, the initial equity award proposed to be approved for Mr. Sekhri is appropriate under these unique circumstances and is in the best interest of the Company and therefore the deviation from the applicable cap set under the Amended Policy is merited under the circumstances. It is the Company's current intention that future equity grants, together with this larger initial grant, when evaluated over a few years, will not exceed the caps set under the Amended Policy with respect to annual equity grants for a non-executive director.

The Audit Committee (sitting as Compensation Committee) and the Board have further approved, and are recommending that the shareholders approve, that the acceleration provisions applicable to options granted to other non-executive directors shall also apply to the options granted to Mr. Sekhri and, accordingly, notwithstanding the terms of the Company's 2010 Option Plan, (i) the options to be granted to Mr. Sekhri in accordance with the below resolution, if approved by the shareholders, will be fully vested immediately upon the completion of a Corporate Transaction (as defined in the 2010 Option Plan); and (ii) that all options granted which shall be vested as of the date of final termination of office as a director of the Company may be exercised within one (1) year following such termination of office.

Indemnification, Insurance and Exemption

The Companies Law and our Articles of Association allow the Company to indemnify and insure its Office Holders, including directors, and to exempt them from liability for certain breaches of their duty of care, to the fullest extent permitted by law. Indemnification letters, covering exemption from, indemnification and insurance of liabilities imposed on our Office Holders, including directors, under the Companies Law and the Israeli Securities Law, were approved by our shareholders on September 17, 2013, following approval by our Compensation Committee and Board of Directors, for our than serving directors and for any director who may be appointed in the future. Accordingly, such letters were granted to each of our present directors, including Mr. Sekhri. We currently hold directors' and officers' liability insurance policy for the benefit of our Office Holders, including our directors, the terms of which are consistent with the limitations set forth in our Compensation Policy.

Mr. Sekhri will be entitled to reimbursement of expenses in accordance with Company policies. Mr. Sekhri is not entitled to any remuneration (including in connection with his role as a director) in addition to that being paid to him as the Chairman of the Board of the Company.

To conclude, our Audit Committee (sitting as Compensation Committee) and Board of Directors believe that the compensation package proposed for Mr. Sekhri, as detailed above, is in the Company's best interests and other than the deviation from the cap set in the Amended Policy relating to annual equity grants to non-executive directors, is in line with the compensation philosophy, objectives, limits and caps as set forth in the Amended Policy.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED:

"To approve to Mr. Paul Sekhri, in his role as our non-executive Chairman of the Board, compensation package as detailed under this Item No. 2 to the Company's Proxy Statement for this Special General Meeting of Shareholders, including:

(a)	an annual cash fee in the sum of $150,000 as of August 2, 2017;

(b)	a one-time initial grant of options to purchase 500,000 Ordinary Shares in accordance with the terms of grant described in this Item No. 2; and

(c)
to approve that the acceleration provisions applicable to options granted to other non-executive directors shall also apply to the options granted to Mr. Sekhri and, accordingly, notwithstanding the terms of the Company's 2010 Option Plan, (i) the options to be granted in accordance with the above resolution, if approved by the shareholders, will be fully vested immediately upon the completion of a Corporate Transaction; and (ii) that all options granted which shall be vested as of the date of final termination of office as a director of the Company may be exercised within one year following such termination of office.”

Required Vote

The affirmative vote of holders of the majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy, by proxy card or by electronic voting, is required for the approval of the above resolutions. In addition, the shareholder approval must also include the Special Majority; for a comprehensive discussion regarding the Special Majority requirement please see Item No. 1 above, under the caption "Required Vote".

The Board recommends that the shareholders vote “FOR” the proposed resolution.

ITEM NO. 3

SEPARATION TERMS FOR THE RETIRING CHAIRMAN OF THE BOARD

Mr. Martin Gerstel has been engaged with the Company in different capacities almost since its inception, and has served as a director and as the Chairman of the Board of Directors of Compugen since 1997, other than from February 2009 to February 2010, during which time he served as either CEO or co-CEO and, in both cases, as a member of our Board of Directors.

Following Mr. Gerstel's request to step down from his role as Chairman of the Board upon recruitment of a new Chairperson, Mr. Gerstel will officially terminate his service as Chairman on October 2, 2017, when Mr. Paul Sekhri will officially replace him in such position.

Compensation Terms

The terms of Mr. Gerstel's employment and service were consistent with the provisions of our Compensation Policy. Pursuant to Mr. Gerstel's employment agreement, for his role as Active Chairman, he was entitled to a gross monthly salary of NIS 48,000 (approximately $13,370 according to the representative rate of exchange on September 1, 2017, of $1.00 = NIS 3.58) and to certain other employment terms customary in Israel. In addition, Mr. Gerstel was eligible for an annual grant of equity based compensation and to an annual cash bonus based upon achievement of objectives determined by the Company. Pursuant to the terms of Mr. Gerstel's employment agreement, it may be terminated by either party by providing 90 days' prior written notice, such notice was provided on February 15, 2017 when the company announced Mr. Martin Gerstel's request to initiate a process to replace him as chairman of the board.

In the Annual General Meeting of Shareholders held on July 13, 2017, our shareholders approved that Mr. Gerstel shall be eligible to receive an annual cash bonus for the calendar year 2017, without the need for further shareholder approval, subject to the terms described in the proxy statement for such meeting, dated May 29, 2017 ("AGM Proxy"), including his continuous employment as the Company’s Active Chairman of the Board through the last day of the 2017 calendar year; provided however, that should Mr. Gerstel cease to be so actively employed as a result of his request to the Board to retire, and subject to meeting the terms of his annual cash bonus (including the requirement that new collaborations are achieved), as described in the AGM Proxy, then he shall be eligible to receive a pro-rata portion of the annual cash bonus for the calendar year 2017 through the date his employment so ceases (i.e. October 2, 2017).

Separation Terms

Upon termination of his employment, on October 2, 2017, and in accordance with the terms of his employment agreement and applicable law, Mr. Gerstel shall be entitled to severance payments accumulated in his severance fund since January 1, 2010, which shall be equal, as of September 30, 2017, to approximately NIS 47,000 (the "Accumulated Amounts").

Mr. Gerstel shall also be entitled to a pro rata payment of the 2017 cash annual bonus described above, for the 9-month period in 2017 during which he was employed by the Company, subject to meeting the specific performance criteria and other requirements set under his 2017 cash bonus plan.

In addition, the Audit Committee (sitting as the Compensation Committee) and the Board, without the participation of Mr. Gerstel, have approved, and are recommending that the shareholders approve, that Mr. Gerstel be awarded with a special severance package, whereby he will be entitled to an amount equal to one month’s salary at his current monthly base rate (i.e. NIS 48,000), for each of the twenty (20) years in which he was engaged with the Company in various capacities (as of August 15, 1997), provided however that the Accumulated Amounts shall be deducted from such total amount (the " Severance Package").

The Severance Package is designed to acknowledge and reward Mr. Gerstel's dedicated service to the company, his leadership and his instrumental involvement in the Company over the last twenty (20) years - leading the Company during the many challenging times it has faced during its lifetime. Mr. Gerstel contributed his professional knowledge and expertise and invested substantial time and efforts in supporting the Company throughout all stages of the Company's existence.

The proposed Severance Package exceeds the applicable cap for discretionary payments in connection with separation under both the Amended Policy and the existing Compensation Policy (which is set at 6 monthly salaries); Nevertheless,  the Audit Committee (sitting as the Compensation Committee) and the Board,  without the participation of Mr. Gerstel, have determined that, considering Mr. Gerstel's exceptional and long-term contributions, the approval of such Severance Package is reasonable, in the best interests of the Company and  justifies the deviation from the relevant cap set under the Amended Policy.

Further, in acknowledgment of Mr. Gerstel’s vast experience and his valuable long-term service to the Company, the Company may continue his engagement with the Company as a consultant for a certain period, after termination of his service as director. As a consultant, Mr. Gerstel will continue to provide support and assistance to our new Chairman of the Board, as requested. Provided such consulting agreement will be concluded, its terms shall be brought to the shareholders for approval as shall be required under applicable law.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED:

"To approve to Mr. Martin Gerstel, in connection with his retirement from his role as our Active Chairman of the Board, a Severance Package in an amount of $255,000 (approximately NIS 913,000), as further detailed under this Item 3 to the Company's Proxy Statement for this Special General Meeting of Shareholders".

Required Vote

The affirmative vote of holders of the majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy, by proxy card or by electronic voting, is required for the approval of the above resolutions. In addition, the shareholders' approval must also include the Special Majority; for a comprehensive discussion regarding the Special Majority requirement please see Item No. 1 above, under the caption "Required Vote".

The Board recommends that the shareholders vote “FOR” the proposed resolution.

By Order of the Board of Directors,

/s/ Martin S. Gerstel
Martin S. Gerstel
Chairman of the Board
Holon, Israel
September 6, 2017

Exhibit A

Compugen Ltd.

Compensation Policy for Directors and Officers

(Revised and Restated October 19, 2017)

1.	General

This Compensation Policy outlines the philosophies and principles pursuant to which Compugen Ltd. (the “Company”) will compensate its directors, chief executive officer (“CEO”) and other “office holders”, as such term is defined in the Israeli Companies Law, 5759-1999 (“Office Holders” and the “Companies Law”, respectively).

This Compensation Policy is intended to meet the requirements of applicable law~~, including Amendment No. 20 to the Companies Law, which became effective on December 12, 2012,~~ and will be periodically reviewed by the Compensation Committee of the Company’s Board of Directors, or any other committee of the Board assuming the responsibilities of the Compensation Committee (the “Compensation Committee” and the “Board”, respectively) and the Board in order to ensure that the provisions hereof and their implementation meet legal requirements and the Company’s business needs.

Nothing in this Compensation Policy shall obligate the Company to grant any particular type or amount of compensation to any Office Holder, unless expressly stated otherwise, nor shall it derogate from approval procedures mandated by the Companies Law.

The term “officer”, as used in this Compensation Policy, includes all Office Holders other than directors. However, to the extent the chairman of the Board is an active chairman (an “Active Chairman”), ~~as is the case as of the date of adoption of this Compensation Policy,~~ or to the extent there are other directors who also hold management positions (each ~~a “ Management~~an “ Executive Director”), the term “officer” shall also refer to such Active Chairman or other ~~Management~~Executive Directors.

Any amendment to this Compensation Policy shall require the approvals as set forth in the Companies Law.

2.	Philosophy and Objectives

The Company’s Compensation Policy is structured to attract and retain the highest caliber talent, reward strong performance and align incentives with the creation of long-term shareholder value, taking into account the Company’s size and nature of its activities, and ensuring that the Company’s Office Holders are not incentivized to take excessive risks that may be detrimental to shareholder value in the long-term.

Taking into account the Company’s nature as a world-wide innovative ~~biotechnology~~therapeutic discovery and development company, in early stages of ~~research and~~drug development, the Compensation Policy is also designed to achieve the following:

•	Motivate our Office Holders to pursue the Company’s strategic opportunities while effectively managing the risks and challenges inherent to an early-stage biotechnology company.

•	Improve business results and strategy implementation, and support the Company’s work-plans, from a long-term perspective.

•	Incentivize Office Holders to create long-term economic value for the Company.

•	Create a clear line-of-sight between officers’ compensation and both Company-wide and individual performance.

The Company draws upon a pool of talent that is highly sought after by large and established global pharmaceutical and biotechnology companies as well as by other ~~development-stage~~ life science companies and high tech, which operate both within and outside the Company’s geographic areas. Compugen believes it must offer a compensation package to all of its Officer Holders, as well as its other employees, that is competitive with the companies from whom it may recruit.

Additionally, the Company values integrity, honesty, ethical conduct and fairness, and views them as an essential part of its compensation philosophy.

Compugen Ltd. ~~• 72 Pinchas Rosen St. Tel-Aviv 69512~~ • 26 Harokmim Street, Holon 5885849 Israel
Tel: +972-3-765-8585 • Fax: +972-3-765-8555 • E-mail: info@cgen.com • Web site: www.cgen.com

3.	Officers’ Compensation Package Components

Officers’ compensation packages will generally be comprised of the following elements:

a.	Base Salary

b.	Cash Bonuses

c.	Equity-based Compensation

d.	Benefits and Perquisites

e.	Termination Payments

The “mix” of the elements that will be provided to each officer will be structured in order to compensate officers for Company-wide and individual performance and align their interests with shareholder interests, while recognizing that the mix may vary from period to period and from officer to officer and the fact that given its nature as a world-wide innovative ~~biotechnology~~therapeutic discovery and development company, in early stages of ~~research and~~drug development, the Company may, from time to time, see fit to incentivize its officers to pursue innovative thinking, persistent drive to success and riskier strategies, which may create long-term economic value for the Company.

Accordingly, the actual compensation mix during any given period may deviate substantially from any previous or subsequent period and significantly, cash bonuses and/or equity-based compensation may not be granted at all during certain periods.

3.1.	Determining Officers’ Compensation

When determining officers’ compensation, the following will be considered, in addition to the principles, philosophies and objectives mentioned above:

•	The officer’s position, scope of responsibility and business challenges.

•	The officer’s skills, professional experience, education and qualifications.

•	The officer’s performance results and accomplishments.

•	The officer’s previous compensation arrangements and seniority.

•	Paying officers equitably relative to one another based on their position, responsibilities, location, education, experience, qualifications, performance results and accomplishments.

•
The relationship between the officer’s compensation package and the compensation of the Company’s other employees (including those employed by manpower contractors) and specifically the median and average compensation and the effect of such relationship on work relations in the Company.

In addition, the Company may, from time to time, review its compensation practices in comparison with those of companies in similar businesses and fields (e.g., high-tech and biotech), of similar size (e.g., in terms of market value, shareholder equity and number of employees) and stage of development, as well as with those of companies in relevant locations and/or which compete with the Company for similar talent.

3.2.	Base Salary

Base salaries are a fixed compensation element which provides compensation to an officer for performance of his or her duties and responsibilities. Base salaries will be initially negotiated and generally set forth in officers’ employment or service agreements, taking into consideration the matters set forth in Section 3.1 above (Determining Officers’ Compensation), as applicable.

Possible adjustments to officers’ base salaries may be periodically reviewed, considered and approved based on considerations applied for initially determining an officer’s base salary.

Officers may be granted a one-time cash or equity award (or a mix thereof) upon recruitment or promotion which shall not exceed, in terms of value, 100% of an officer’s annual salary cost. The term “annual salary cost”, as used in this Compensation Policy, includes (i) an officer’s annual base salary; (ii) the Company’s contributions to pension/retirement savings (including on account of severance), study fund, social security and health insurance; (iii) car or travel related expenses; (iv) cellular phone ~~and~~; (v) recreation/convalescence pay and (vi) any other benefits that are mandated by applicable law or that are generally acceptable in the applicable employment market.

Compugen Ltd. ~~• 72 Pinchas Rosen St. Tel-Aviv 69512~~ • 26 Harokmim Street, Holon 5885849 Israel
Tel: +972-3-765-8585 • Fax: +972-3-765-8555 • E-mail: info@cgen.com • Web site: www.cgen.com

3.3.	Cash Bonuses

Officers may be granted annual and/or special cash bonuses (“Annual Cash Bonuses” and “Special Cash Bonuses”, respectively), subject to the provisions set forth below.

3.3.1.	Annual Cash Bonuses

Annual Cash Bonuses are designed to promote the Company’s business results, strategy and work-plan, from a long-term perspective, by rewarding its officers for achieving the Company’s goals and for their individual performance.

The parameters for payment of the Annual Cash Bonus, as well as any relevant criteria may be determined in employment or service agreements, and may also be determined with respect to one year or more.

To the extent not otherwise determined, subsequently or concurrently with the approval of the budget with respect to any calendar year, the Company shall determine, to the extent required to do so by the Companies Law, following recommendation of the CEO (and, with respect to the CEO, following the recommendation of the chairman of the Board and with respect to the Active Chairman and any other ~~Management Directors~~Executive Director, if any, following recommendation ~~of the chairman~~ of the Compensation Committee), each officer’s annual cash target bonus, granted for the achievement of 100% of his target objectives ("Annual target Cash Bonus") and maximum Annual Cash Bonus, as well as each officer’s objectives and related weights, including applicable thresholds, caps and the formula for calculating the Annual Cash Bonus with respect to such year, including multipliers, accelerators and decelerators to correlate each officer's payments with his actual achievements. Objectives: between 40% and 60% of the Annual Cash Bonus will be based on Company-wide performance (e.g., commercialization agreements, product development milestones and operating results) (“Company Objectives”) and between 25% and 45% of the Annual Cash Bonus will be based on performance specific to the relevant officer’s area of responsibility (e.g., product discovery, unit efficiency and development of discovery capabilities) (“Individual Objectives”). Both Company Objectives and Individual Objectives may combine quantitative and qualitative goals, provided that, to the extent required by the Companies Law, there is a clear and measurable index for each goal.

With respect to the CEO, the Active Chairman and any other ~~Management Directors~~Executive Director, if any, between 80% and 100% of the Annual Cash Bonus will be based on Company Objectives, due to such persons’ direct line-of sight and impact on Company-wide performance.

The Company may modify the objectives and their related weights and any thresholds during the calendar year in response to special or unaccounted for events.

Discretionary Component: A non substantial portion of up to 20% of the objectives for each year may be based on non-measurable criteria. If and to the extent permissible pursuant to the Companies Law, our Compensation Committee and our Board of Directors (and with respect to our CEO and any ~~Management~~Executive Director with the approval of our shareholders as well) may increase the portion of targets that are based on non- measurable criteria above the rate of 20%, up to the maximum portion permissible pursuant to the Law, but not to more than 50%. Such non-measurable criteria may be determined by our CEO with the approval of our Compensation Committee and our Board of Directors.

Cap: the Annual Target Cash Bonus of each officer shall not exceed six (6) monthly base salaries, or with respect to the CEO, the Active Chairman and any other ~~Management Directors~~Executive Director, if any, nine (9) monthly base salaries.

The maximum Annual Cash Bonus for each Office Holder in a given year shall be capped as determined by our Board of Directors, but in no event shall exceed 150% of such Office Holder's Annual Target Cash Bonus. The Company may determine that with respect to any specific year, all or any particular officer or officers shall not be entitled to an Annual Cash Bonus. The Committee and the Board may also reduce or cancel any payment under the Annual Cash Bonuses in circumstances which the Committee and the Board deem it to be appropriate.

Compugen Ltd. ~~• 72 Pinchas Rosen St. Tel-Aviv 69512~~ • 26 Harokmim Street, Holon 5885849 Israel
Tel: +972-3-765-8585 • Fax: +972-3-765-8555 • E-mail: info@cgen.com • Web site: www.cgen.com

Adjustment to the targets of the Company Objectives and/or the Individual Objectives may be made, when applicable, following acquisitions, mergers, execution of a material collaboration or advanced partnered program or a significant change in the Company's business environment.

3.3.2.	Special ~~Cash~~ Bonuses

In addition to the Annual Cash Bonus, our Compensation Committee and Board may, to the extent they deem it is required, grant an officer a Special ~~Cash Bonus~~Bonus in cash or equity (or a mix thereof) either under special circumstances, or for special contributions, achievements, assignments or a change of control. Such bonuses are intended to enable the Company to adapt to unexpected or unaccounted for events or occurrences and to strengthen the Company’s ability to compete in a dynamic business environment. The conditions for receipt of such Special ~~Cash~~ Bonus and the method of calculation thereof will be determined by the Committee and the Board in advance.

The Committee and the Board may also, in their sole discretion, grant a Special ~~Cash~~ Bonus for significant or extraordinary achievements or efforts that produced an exceptional result~~, provided that the value of the total discretionary variable compensation to such officer during such year will not exceed a non-substantial portion of such off icer’s total variable compensation.~~ .

Cap: The maximum ~~amount~~value of the total Special ~~Cash~~ Bonuses paid to an officer with respect to any calendar year, will not exceed 6 (six) monthly base salaries.

3.4.	Equity-based Compensation

Equity-based compensation is generally designed to align officers’ interests with the long-term interests of shareholders and to incentivize officers to create long-term economic value for the Company.

Considering its nature as a world-wide innovative biotechnology company, in early stages of research and development, it is the Company’s view that its officers should be incentivized to pursue innovative thinking, as well as realize key strategic opportunities, which will create long-term economic value for the Company, and therefore, stock options are currently ~~appropriate~~the key equity-based compensation vehicle.

In the future, the Company may offer various other types of equity-based compensation vehicles (e.g., performance shares, restricted shares, restricted share units, performance share units, phantom shares, etc.), as well as a mix between such vehicles. When determining the types of equity-based vehicles and the mix between them, if any, the Company will consider among other things, the types of equity-based awards then available to the Company and the balance between aligning officers’ and shareholders’ interests and the Company’s risk management policy at the time.

Equity-based awards will generally be granted on an annual basis. In certain circumstances, awards may be made on an ad hoc basis.

The passage of time will generally be a sufficient criteria for the vesting of equity-based awards, but additional criteria may be determined, whether generally or with respect to specific grants, specific individuals or otherwise.

Equity-based awards will be granted pursuant to the Company’s 2010 Share Incentive Plan and/or any other equity-based incentive plan that the Company may adopt in the future, subject to the availability thereunder, and generally on the terms provided for therein and as determined by the Company, provided that any equity-based award to officers must vest not less than a minimum period of three (3) years~~,~~ from the date of grant and shall include a maximum exercise period of ten years from the date of grant.

Until otherwise determined, and to the extent legally available and applicable, equity-based awards to officers who are subject to Israeli taxation will be granted through a trustee pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance [New Version], 5721-1961 (the “Income Tax Ordinance”), under the capital gains route.

Compugen Ltd. ~~• 72 Pinchas Rosen St. Tel-Aviv 69512~~ • 26 Harokmim Street, Holon 5885849 Israel
Tel: +972-3-765-8585 • Fax: +972-3-765-8555 • E-mail: info@cgen.com • Web site: www.cgen.com

The Company shall have the discretion to provide, generally or for specific officers, for the accelerated vesting of equity-based awards upon a change of control of the Company or upon termination of service or employment of the officer, and may extend the exercise period of equity-based awards beyond those generally applicable pursuant to the relevant plan, provided such extension does not extend beyond ten years from the date of grant.

In addition, in no event shall the aggregate value of annual and ad hoc equity-based awards granted to an officer during any calendar year, calculated as of the date of their grant, exceed 300% of such officer’s annual base salary .

The Company may from time to time consider determining a cap for the exercise value of equity awards.

3.5.	Benefits and Perquisites

Benefits and perquisites are designed to supplement cash and equity compensation and provide officers with additional terms generally acceptable in the workforce, in order to enable the Company to attract and retain qualified people in a competitive market. In addition, certain benefits and perquisites (e.g., pension, vacation and sick pay) are mandated by applicable law.

The cost to the Company of all benefits and perquisites (other than the cost of termination related benefits which are dealt with separately below and the cost of benefits associated with relocation) to any particular officer that are not mandated by law shall not exceed with respect to any particular calendar year, 30% of such officer’s annual salary cost.

In the event of relocation of an officer to another geography, the benefits provided will include customary benefits associated with such relocation (such as travel, housing and shipping allowances, healthcare and children’s education) and may exceed 30% of the officer’s annual salary cost.

The CEO shall be entitled to determine that non-material changes (i.e. not exceeding an amount equal to two monthly base salaries for any calendar year) may be made to the terms of the benefits and perquisites, but not to the base salary or variable components, of all officers reporting, directly or indirectly, to the CEO, without seeking the approval of the Compensation Committee.

3.6.	Termination Payments

Termination payments are generally intended to comply with applicable laws and to provide compensation to officers in the event of termination, including voluntary termination in circumstances which would not entitle the Company to terminate service or employment for “cause”.

Termination payments may be provided for in employment or service agreements. When determining termination payments, the Company will generally consider, inter alia, the term of service or employment, Company performance during such term, the contribution of the officer to the achievement of the Company’s goals and maximization of its profits, the circumstances of termination and the officer’s compensation during the term of service or employment.

Termination payments the Company may provide for include, but are not limited to, one or more of the following:

•
Notice period: advance notice of termination period, not to exceed three (3) months, or with respect to the CEO, the Active Chairman and any other ~~Management Directors~~Executive Director, if any, six (6) months. During the notice period, officers will be entitled to full compensation, including benefits, and will be required to continue work, at the discretion of the Company. The Company may waive an officer’s services during the advance notice period and pay the officer in lieu thereof, including the value of benefits.

•
Change of Control: change of control events, such as mergers and acquisitions, may expose the Company and its officers to a great deal of uncertainty. By providing its officers with compensation in events of change of control, the Company reduces to some extent the personal uncertainty of its officers, and thus promotes full and impartial consideration of change of control opportunities. In light of the above, the Company may provide, in addition to any discretionary termination payments as set forth below, for the payment of up to six (6) monthly base salaries to officers in the event their service or employment is terminated during the first year following a pre-defined change of control event, including in the event of voluntarily termination.

Compugen Ltd. ~~• 72 Pinchas Rosen St. Tel-Aviv 69512~~ • 26 Harokmim Street, Holon 5885849 Israel
Tel: +972-3-765-8585 • Fax: +972-3-765-8555 • E-mail: info@cgen.com • Web site: www.cgen.com

•
Severance payment: the greater of the amount of severance pay payable pursuant to the Israeli Severance Pay Law, 5723-1963, had the officer been entitled to severance pay pursuant to such law, and the amount accumulated in an officer’s pension fund and/or managers insurance and/or provident fund.

•
Discretionary (including adaptation) payments: in special cases, up to three (3) monthly base salaries, or with respect to the CEO, the Active Chairman and any other ~~Management Directors~~Executive Director, if any, six (6) monthly base salaries.

•
Relationship After Termination: the Company may engage an officer after the termination of his or her service or employment in a different capacity, such as a consultant, if the Company deems it appropriate due to such officer's expertise, knowledge, experience and/or special contribution; provided that the terms of such engagement are approved according to the applicable terms of this Policy and any applicable law.

4.	Non-~~management~~executive Directors

Directors who do not hold any ~~management~~employment or similar position with the Company~~, including the chairman of the Board, to the extent he or she is not an Active Chairman,~~ and including external directors and other independent directors, if any, pursuant to the Companies Law, are referred to herein as “Non- ~~management~~executive Directors”.

The Company aims to provide reasonable and fair compensation to its Non-~~management~~executive Directors~~,~~ taking into account the Company’s business environment and its values of integrity, equality and fairness.

~~With respect to external directors and~~The Company also believes that this Policy should be structured so as to allow the Company to attract and retain world-class experts who may be located either within or outside the Company’s geogr aphic ar eas to serve as its directors and assist the Company in becoming a global cutting-edge bio-technology company developing first-in class therapeutics. In order to do so, Compugen believes it must be able to offer directors compensation packages competitive with those offered by companies with whom it competes for such directors. External directors, if any, shall be compensated in accordance with the Companies Regulations (Rules regarding Compensation and Expenses to an External Director), 5760-2000, as amended by the Companies Regulations (Reliefs for Companies whose Shares are Registered for Trading on an Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time (the “Compensation Regulations”), ~~compensation of the Company’s external directors may be determined relative to that of “ other directors” , as defined in the Compensation Regulations,~~ and may include equity-based compensation.

Non-~~management~~executive Directors’ compensation will be comprised of the following:

A.	Cash Component:

(1) Annual Fee: up to twice the maximum amount ~~but not less than~~permitted from time to time with respect to the ~~minimum~~Company in accordance with the Compensation Regulations.

~~a.~~ In certain circumstances, when it is required in order to attract a foreign based director who is an industry expert with significant global experience, or can provide the Company a significant added value that is material to the Company, the annual fee shall be capped at three times the maximum amount permitted from time to time with respect to the Company in accordance with the Compensation Regulations ~~and subject to the rules set forth therein~~.

(2) Per-meeting Fee: up to twice the maximum ~~amount but not less than the minimum~~ amount permitted from time to time with respect to the Company in accordance with the Compensation Regulations ~~and subject to the rules set forth therein.~~

(3) Committee Membership Fee: The Company can decide that its directors, or that a certain director, will be entitled to an annual committee membership fee in an amount of up to US$10,000 per each committee in which such director is a member.

Compugen Ltd. ~~• 72 Pinchas Rosen St. Tel-Aviv 69512~~ • 26 Harokmim Street, Holon 5885849 Israel
Tel: +972-3-765-8585 • Fax: +972-3-765-8555 • E-mail: info@cgen.com • Web site: www.cgen.com

~~b.~~ Any of the aforementioned fees that are paid in US dollars shall be evaluated against the NIS value of the Compensation Regulations according to a US dollar to NIS exchange rate of 3.6 NIS per each 1 US dollar.

~~c.~~B.
Fixed Annual Equity Grant: annual equity-based grant, with respect to a fixed number of shares of the Company and/or with a fixed value at grant. Such annual equity-based grant is intended to align Non- ~~management~~executiveDirectors’ interests with the long-term interests of the Company’s shareholders. Equity-based grants shall be pursuant to the Company’s 2010 Share Incentive Plan and/or any other equity- based incentive plan that the Company may adopt in the future, subject to availability thereunder and generally on the terms provided for therein. Until otherwise determined, and to the extent legally available and applicable, equity-based awards to Non-~~management~~executive Directors who are subject to Israeli taxation will be granted through a trustee pursuant to the provisions of Section 102 of the Income Tax Ordinance, under the capital gains route. In no event shall the aggregate value of fixed annual equity-based awards granted to a non-~~management~~executive director during any calendar year, calculated as of the date of their grant, exceed 300% of such non-~~management~~executive director’s aggregate annual, committee membership and per-meeting fees for the preceding twelve (12) months (the "Equity Cap"); provided however that when it is required in order to attract a foreign based director who is an industry expert with significant global experience, or who can provide the Company with a significant added value that is material to the Company, the initial equity grant can be up to the higher of: (i) such director's Equity Cap; or (ii) 60,000 Options.

Non-Executive Chairman of the Board of Directors

Annual Fee: may be up to 150% of the cap that applies to Non-executive Directors.

The residence of the Non-executive Chairman of the Board of Directors shall be taken into consideration in determining the parameters of his or her total compensation package.

Other than as specifically set forth herein all other terms of the Non-Executive Chairman of the Board of Directors shall be the same as those of that apply to other non-executive directors.

General Terms for Director Compensation

Applicable value added tax will be added to the above compensation in accordance with applicable law.

All Directors will also be entitled to reimbursement of expenses, including for business travel, in accordance with Company policies.

~~The~~To the extent applicable, the annual and per-meeting fees will be adjusted and payable in accordance with the Compensation Regulations. Pursuant to the Compensation Regulations, there are, currently, automatic adjustments in the annual and per-meeting fees based on changes in the Israeli Consumer Price Index. The Compensation Regulations also currently provide for payment of partial per-meeting fees in the event resolutions are adopted in writing or by participation through various methods of communication and also enable increased payments to directors to the extent they are “experts ~~”,~~ ,” as defined in the Compensation Regulations.

Non-~~management~~executive Directors’ compensation may be periodically reviewed and considered by the Company. When reviewing and considering Non-~~management~~executive Directors’ compensation, the Company will consider, inter alia, Non-~~management~~executive Directors’ previous compensation and the relationship between the contemplated compensation and the compensation of Company employees (including those employed by manpower contractors) and specifically the median and average compensation and the effect of such relationship on work relations in the Company. In addition, the Company will consider the residence of such non-executive director and the applicable local benchmark information that applies to such residence.

5.	D&O Insurance, indemnification and release

The Company will release all current and future Office Holders from liability for a breach of their duty of care to the Company and provide them with indemnification to the fullest extent permitted by law and the Company’s Articles of Association (the “Articles”).

Compugen Ltd. ~~• 72 Pinchas Rosen St. Tel-Aviv 69512~~ • 26 Harokmim Street, Holon 5885849 Israel
Tel: +972-3-765-8585 • Fax: +972-3-765-8555 • E-mail: info@cgen.com • Web site: www.cgen.com

In addition, until otherwise determined, the Company will purchase and periodically renew, at the Company’s expense, insurance coverage in respect of the liability of its current and future Office Holders to the maximum extent permitted by law providing for the coverage of up to US$50 million and the annual premium shall be up to US$~~250~~350,000, and will include coverage with respect to any public offering of shares or other securities of the Company. In addition, such insurance coverage may include “run-off” provisions covering an Office Holder’s liability following termination of service or employment. Our Compensation Committee shall be authorized to increase the coverage purchased, and/or the premium paid for such policies~~,~~ if such increase exceeds the defined caps set forth above by up to 20% (beyond such caps) in any year, as compared to the previous year, or cumulatively for a number of years, without an additional shareholders' approval, if and to the extent permitted under the Law. The CEO~~, as shall be in office from time to time,~~ and/or any other person designated by him or her, shall have the authority to obtain, renew and keep in force and affect such insurance.

6.	Recoupment and reduction of Compensation

6.1.	Clawback

An Office Holder will be required to return any compensation paid to him or her, that was paid on the basis of data included in the Company’s financial statements, which turned out to be erroneous and was restated in the Company’s financial statements on or before May 31st of the third year following the year in which the original financial statements were published, to the extent the compensation paid exceeds the compensation that would otherwise have been paid had the restated data been available at the time compensation based on such data was originally calculated.

Our Compensation Committee and Board shall be authorized, to the extent permitted by applicable law, not to seek recovery to the extent that (i) to do so would be unreasonable or impracticable; or; (ii) there is low likelihood of success under governing law versus the cost and effort involved.

6.2.	General

The Company shall have the authority to stipulate that, as a condition to the grant of any variable compensation to an Office Holder, that such variable compensation may be reduced in circumstances where such Office Holder’s conduct would justify termination for “cause” or in other circumstances determined by the Company as warranting such reduction.

The Compensation Committee and our Board shall be authorized to approve a deviation of up to 10% from any limits, caps or standards detailed in this Compensation Policy, and such deviation shall be deemed to be in alignment with this Compensation Policy.

Compugen Ltd. ~~• 72 Pinchas Rosen St. Tel-Aviv 69512~~ • 26 Harokmim Street, Holon 5885849 Israel
Tel: +972-3-765-8585 • Fax: +972-3-765-8555 • E-mail: info@cgen.com • Web site: www.cgen.com

FORM OF PROXY CARD

COMPUGEN LTD.

SPECIAL GENERAL MEETING OF SHAREHOLDERS
OCTOBER 19, 2017

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoints Anat Cohen-Dayag, Ari Krashin and Donna Gershowitz, or any one of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote as designated on the reverse side of this Proxy, all of the Ordinary Shares of Compugen Ltd. that the shareholder(s) is/are entitled to vote at the Special General Meeting of Shareholders to be held at 3:00 p.m., on October 19, 2017, at the offices of the Company, 26 Harokmim Street, Bldg D, Holon, Israel and any adjournment or postponement thereof (the "Meeting").

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S).  IF NO SUCH DIRECTIONS ARE MADE, THE FORM OF PROXY WILL BE VOTED "FOR" ALL PROPOSALS AND IN THE DISCRETION OF THE PROXIES WITH RESPECT TO ALL OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING AND ANY AND ALL ADJOURNMENTS THEREOF.

 (Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

COMPUGEN LTD.

OCTOBER 19, 2017

Please date, sign and mail your proxy card in the envelope provided as soon as possible

_________________________________________________________________________

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
_________________________________________________________________________

		FOR	AGAINST	ABSTAIN
1.
To approve amendments to the Company’s Compensation Policy for Directors and Officers.

With respect to Item No. 1, please indicate by checking within the circle to the right that you are NOT a controlling shareholder and that you do NOT have a personal interest in this resolution (see explanations below)
		☐	☐	☐

2.	To approve compensation terms for Mr. Paul Sekhri, the new Chairman of the Board of Directors, as described under Item No. 2 of the Proxy Statement, including:

(a)          an annual cash fee in the sum of $150,000 as of August 2, 2017 and a one-time grant of options to purchase 500,000 Ordinary Shares in accordance with the terms of grant described in Item No. 2 of the Proxy Statement
		☐	☐	☐
	(b) acceleration of vesting for options granted to Mr. Paul Sekhri upon certain events	☐	☐	☐

With respect to Item 2, please indicate by checking within the circle to the right that you are NOT a controlling shareholder and that you do NOT have a personal interest in this resolution (see explanations below)

3.	To approve to Mr. Martin Gerstel, in connection with his retirement from his role as our Active Chairman of the Board, a Severance Package in an amount of $255,000 (NIS 913,000) as described under Item No. 3 of the Proxy Statement.	☐	☐	☐

With respect to Item 3, please indicate by checking within the circle to the right that you are NOT a controlling shareholder and that you do NOT have a personal interest in this resolution (see explanations below)

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PLEASE NOTE: IT IS UNLIKELY THAT YOU ARE A CONTROLLING SHAREHOLDER OR THAT YOU HAVE A PERSONAL INTEREST IN ITEMS 1, 2 or 3 AND THEREFORE YOU PROBABLY NEED TO CHECK THE BOX TO CONFIRM THE SAME. HOWEVER, YOU SHOULD ONLY AVIOD CHECKING THE BOX IN CASE YOU HOLD THE POWER TO DIRECT THE ACTIVITIES OF THE COMPANY, OTHER THAN BY REASON OF BEING A DIRECTOR OR OTHER OFFICE HOLDER OF THE COMPANY ("CONTROLLING SHARHOLDER") OR IF YOU, YOUR RELATIVE OR A COMPANY, OTHER THAN COMPUGEN, THAT IS AFFILIATED WITH YOU OR YOUR RELATIVE, ARE DOING BUSINESS WITH OR HAVE A FAMILY RELATIONSHIP WITH ANY OF OUR OFFICE HOLDERS ("PERSONAL INTEREST"). YOU DO NOT HAVE PERSONAL INTEREST JUST BECAUSE YOU OWN COMPUGEN SHARES. IF YOU DO NOT CHECK THE BOX YOUR VOTE WILL BE CLASSIFIED AS A VOTE SUBJECT TO PERSONAL INTEREST WITH RESPECT TO ITEMS 1, 2 AND 3 AND THEREFORE WILL NOT BE COUNTED AS PART OF THE NON-INTERESTED VOTES.

To change the address on your account, please check the box at right and indicate your new address in the address space above.          ☐
Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder ________________________ Date ___________

Signature of Shareholder ________________________ Date ___________

NOTE:  Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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